Filed by Romarco Minerals Inc. pursuant to
                            Rule 425 under the Securities Act of 1933 and deemed
                                         filed pursuant To Rule 14a-12 under the
                                                Securities Exchange Act of 1934.
                                       Subject Company: Western Goldfields, Inc.
                                                   Commission File No. 000-50894




THIS FILING CONSISTS OF A PRESS RELEASE IN CONNECTION WITH THE PROPOSED COMBINATION OF ROMARCO MINERALS INC. ("ROMARCO") AND WESTERN GOLDFIELDS, INC. ("WESTERN")

Additional Information and Where to Find It

In connection with the proposed transaction, Romarco Minerals Inc. and Western Goldfields, Inc. will file a Registration Statement on Form F-4, a joint proxy statement/prospectus and other related documents with the Securities and Exchange Commission (the "SEC"). Shareholders of Romarco and Western are advised to read these documents when they become available because they will contain important information. Stockholders of the companies may obtain copies of these documents for free, when available, at the SEC's website at www.sec.gov. These and such other documents may also be obtained for free from: Romarco at 885 West Georgia, Suite 1500, Vancouver, British Columbia V6C 3E8, or by phone (604) 688-9271 or fax (604) 688-9274; or from Western at 961 Matley Lane, Suite 120, Re+no, Nevada 89502, or by phone at (775) 337-9433 or fax at (775) 337-9441.

Romarco and Western and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed combination of Romarco and Western. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Romarco's directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed on or about June 3, 2005 with the applicable securities commissions in Canada and is available free of charge at the Canadian Securities Administrators' web site at www.sedar.com or by contacting Romarco at the address or telephone number set forth above. Additional information regarding Western's directors and executive officers is also included its annual report on Form 10-KSB for the fiscal year ended December 31, 2004, which was filed with the SEC on or about April 15, 2005 and is available free of charge at the SEC's web site at www.sec.gov or by contacting Western at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements

This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed combination of Romarco and Western. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either Romarco or Western does not receive required shareholder approvals or if either party fails to satisfy other conditions to closing, the combination will not be consummated. In addition, the combined company may not realize all or any of the expected benefits of the combination. Actual results may differ materially from those contained in the forward-looking statements in this document.

                                      *****

ROMARCO MINERALS INC.                                    WESTERN GOLDFIELDS INC.
--------------------------------------------------------------------------------
885 West Georgia, Suite 1500                           961 Matley Lane, Ste. 120
Vancouver, British Columbia                                         Reno, Nevada
Canada  V6C 3E8                                                        USA 89502
Tel:  (604) 688-9271                                         Tel: (775) 337-9433
Fax: (604) 688-9274                                          Fax: (775) 337-9441
Email: info@romarco.com                               info@westerngoldfields.com
       ----------------                               --------------------------

                                  PRESS RELEASE


FOR IMMEDIATE RELEASE                                             August 2, 2005


                 ROMARCO AND WESTERN GOLDFIELDS PROGRESS MERGER
                     FOCUS ON FEASIBILITY STUDY AT MESQUITE



ROMARCO MINERALS INC. ("TSXV: R") AND WESTERN GOLDFIELDS, INC. ("OTCBB: WGDF"), are pleased to announce that preparations to merge the two companies are continuing and that the two companies will begin to focus on initiating a feasibility study at the Mesquite mine in preparation for commencing mining operations.

The Mesquite Mine will be the core operating asset of the combined company and it will have a strong portfolio of advanced stage exploration projects. Currently, Romarco is drilling its Buckskin-National Project (100%, Nevada) and has plans to drill on the vein targets at Pine Grove (60% option agreement with Toquima Minerals) later this year.

The combination will be effected through a share exchange merger whereby Romarco will issue its shares in exchange for shares of Western Goldfields. Details of the share structure will be finalized in the definitive merger agreement. Upon completion of the share exchange transaction, Diane Garrett (Romarco Pres. &
CEO) will become Chief Executive Officer of the combined company and Thomas
(Toby) Mancuso (Western Goldfields Pres. & CEO) will become President of the combined company.

The previously announced proposed three-way merger agreement between US Gold, Romarco and Western Goldfields has been terminated.

Mesquite Mine

The Mesquite Mine is a fully permitted, gold producing property located in southern California. The Mesquite Mine was purchased from a subsidiary of Newmont Mining Corp. (NYSE: NEM) by Western Goldfields in 2003. The property is currently producing gold from residual leaching of the heaps. A feasibility study will be initiated immediately to determine the viability of starting up full scale mining operations. Other details include:

     o Past production of 200,000 ounces per year @ approximately $200 average cash costs

     o    Fully permitted

     o Currently producing approximately 25,000 ounces per year from ore on the leach pads

     o    High grade mineralization near surface and at depth

          - MR-3052 -24m averaging 23 g/t gold including 9m @ 58 g/t, the highest grade intercept being 1.5m @ 210 g/t

          -    SM-1404 -15m @ 33 g/t gold including 3m @ 151 g/t

          -    SM-1970 -3m @ 133 g/t gold including 1.5m @ 257 g/t

          -    MR-2793 -15m @ 12 g/t gold including 3m @ 60 g/t

     o High grade gold mineralization also encountered in many other areas throughout the permitted mine site


Romarco Exploration Project Update:

At the Buckskin-National Gold Project in Nevada, drilling is currently underway.

At the Cori Puncho gold project in Peru, Romarco's technical team is currently assessing the property and identifying drill targets for the 2005 drill season. Additional details will be forthcoming as work programs become finalized.

Ground work including mapping and sampling is currently being conducted on Romarco's Roberts Mountains Gold Project located in the Battle Mountain Eureka Trend of Nevada and on the Pine Grove Gold Project located in the Walker Lane district of Nevada.

The proposed transaction is subject to board approval of the definitive merger agreement, the satisfactory completion of final due diligence, opinions from each company's financial advisor that the transaction is fair, from a financial point of view, to each company's respective shareholders, and to shareholder approval.

Romarco's Qualified Person Robert M. Hatch, Vice-President, Exploration for Romarco Minerals Inc.



For further information, please contact:

Romarco Minerals Inc.                         Western Goldfields Inc.
Diane R. Garrett                              Thomas (Toby) Mancuso
Pres. & CEO                                   Pres. & CEO
Romarco Minerals Inc.                         Western Goldfields Inc.
1500-885 West Georgia St.                     961 Matley Lane
Vancouver, BC                                 Suite 120
Canada  V6C 3E8                               Reno, NV  89502
Tel:     604.688.9271                         Tel:  775.337.9433
Direct:  830.634.7489                         Fax:  775.337.9441
Fax:     604.688.9274
Email:  info@romarco.com                      Email:  info@westerngoldfields.com
        ----------------                              --------------------------
www.romarco.com                               www.westerngoldfields.com
---------------                               -------------------------

Cindy Becker
Investor Relations
(830) 336-3516



          THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
            RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS
                 RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.